UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Dorman Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

258278100

(CUSIP Number)

Steven L. Berman

c/o Dorman Products, Inc.

3400 East Walnut Street

Colmar, PA 18915

(215) 997-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 1 of 9

(1)	Names of reporting persons: Steven L. Berman Attached as Exhibit 1 is a copy of an agreement between the Reporting Persons that this Schedule 13D/A is being filed on behalf of each of them.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF;OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,828,645
	(8)	Shared voting power 657,313
	(9)	Sole dispositive power 2,828,645
	(10)	Shared dispositive power 657,313
(11)	Aggregate amount beneficially owned by each reporting person: 3,485,958
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 19.3%
(14)	Type of reporting person (see instructions): IN

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 2 of 9

(1)	Names of reporting persons: Sharyn Berman Attached as Exhibit 1 is a copy of an agreement between the Reporting Persons that this Schedule 13D/A is being filed on behalf of each of them.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF;OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 450,343
	(8)	Shared voting power 654,704
	(9)	Sole dispositive power 450,343
	(10)	Shared dispositive power 654,704
(11)	Aggregate amount beneficially owned by each reporting person: 1,105,047
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 6.1%
(14)	Type of reporting person (see instructions): IN

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 3 of 9

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Dorman Products, Inc., a Pennsylvania corporation (the “Issuer”). This Amendment No. 3 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by Steven L. Berman and Sharyn Berman (collectively the “Reporting Persons”), by furnishing the information set forth below. The Reporting Persons are filing this Amendment No. 3 to report recent transactions in the Common Stock that have decreased the amount of shares of Common Stock that Sharyn Berman may be deemed to beneficially own by an amount greater than one percent (1%) of the outstanding shares of Common Stock of the Issuer.

Item 1.	Security and Issuer:

This statement relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive offices is 3400 East Walnut Street, Colmar, Pennsylvania 18915.

Item 2.	Identity and Background:

(a)     This statement is being filed by Steven L. Berman and Sharyn Berman (the “Reporting Persons”). The filing of this statement shall not be construed as an admission for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that the Reporting Persons are the beneficial owners of any securities covered by this statement, or that this schedule is required to be filed by such person or that such persons constitute a group within the meaning of Section 13(d)(3) of the Exchange Act.

(b)     The business address for the Reporting Persons is c/o Dorman Products, Inc., 3400 East Walnut Street, Colmar, Pennsylvania 18915.

(c)     The Reporting Persons are: (i) Steven L. Berman, Chairman of the Board of Directors, Chief Executive Officer and Secretary-Treasurer of the Issuer; and (ii) Sharyn Berman, the sister-in-law of Steven L. Berman and widow of the late Richard N. Berman, the Issuer’s former Chairman of the Board of Directors and Chief Executive Officer.

(d)     During the last five years, the Reporting Persons have not been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)     During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Persons are resident of the Commonwealth of Pennsylvania and citizens of the United States of America.

Item 3.	Source and Amounts of Funds and other Consideration:

The Reporting Persons have used personal funds to purchase the Common Stock or acquired the Common Stock through gifts, estate planning or inheritance.

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 4 of 9

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the shares of Common Stock for investment purposes.

As Chairman of the Board of Directors, Chief Executive Officer and Secretary-Treasurer of the Issuer, Steven L. Berman will regularly explore potential actions and transactions that may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

Except as discussed above in Steven L. Berman’s capacity as Chairman of the Board of Directors, Chief Executive Officer and Secretary-Treasurer of the Issuer, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 5 of 9

Item 5.	Interest in Securities of the Issuer:

As of March 9, 2012, the Reporting Persons may be deemed to beneficially own the following:

(a)	(i) Steven L. Berman may be deemed to be the beneficial owner of 3,485,958 shares of Common Stock, which represents 19.3% of the Issuer’s Common Stock based upon 18,036,268 shares of Common Stock outstanding as of the close of business on February 24, 2012. The above amount excludes 2,607,701 shares of Common Stock that may be deemed beneficially owned by the Shareholders (as defined in Item 6 below), other than the shares held by Steven L. Berman and the other Shareholders for which their ownership in Common Stock of the Issuer is attributed to Steven L. Berman as indirect beneficial ownership, as to all of which shares Steven L. Berman disclaims beneficial ownership.

(ii) Sharyn Berman may be deemed be the beneficial owner of 1,105,047 shares of Common Stock, which represents 6.1% of the Issuer’s Common Stock based upon 18,036,268 shares of Common Stock outstanding as of the close of business on February 24, 2012. The above amount excludes 4,988,612 shares of Common Stock that may be deemed beneficially owned by the Shareholders (as defined in Item 6 below), other than the shares held by Sharyn Berman and the other Shareholders for which their ownership in Common Stock of the Issuer is attributed to Sharyn Berman as indirect beneficial ownership, as to all of which shares Sharyn Berman disclaims beneficial ownership.

(b)	(i) Steven L. Berman has sole voting and dispositive power with respect to 2,828,645 shares of Common Stock beneficially owned by him, which amount includes: (i) 768,910 shares held directly; (ii) 1,008,054 shares held by the Steven L. Berman Grantor Retained Annuity Trusts (the “GRATS”); (iii) 51,648 shares held by the Steven L. Berman Charitable Remainder Trusts (the “CRUTS”); (iv) 53,457 shares held by three different trusts for the benefit of Steven L. Berman’s children (each, a “Trust” and together, the “Trusts”); (v) 188,638 shares held by nine different trusts for the benefit of the late Richard N. Berman’s children (collectively the “Richard N. Berman Trusts with Steven L. Berman as Trustee”); (vi) 745,171 shares held by the Richard N. Berman Grantor Retained Annuity Trusts (the “Richard N. Berman GRATS”); and (vii) 12,767 shares represented by units held in a unitized stock fund through the Issuer’s 401(k) Retirement Plan and Trust. Steven L. Berman is the trustee for each of the GRATS, the CRUTS, the Trusts, the Richard N. Berman Trusts with Steven L. Berman as Trustee and the Richard N. Berman GRATS, in which capacity he has sole voting and dispositive power over the shares held by such trusts. The unitized stock fund of the Issuer’s 401(k) Retirement Plan and Trust consists of cash and Common Stock in amounts that vary from time to time. Steven L. Berman has 16,492 units in the Issuer’s 401(k) Retirement Plan and Trust, which units consist of 12,767 shares of Common Stock, as of December 31, 2011.

Steven L. Berman shares voting and dispositive power with respect to 671,413 shares of Common Stock beneficially owned by him, which amount includes: (i) 164,200 shares held by BREP I, a Pennsylvania limited partnership (“BREP I”); (ii) 190,200 shares held by BREPIII, a Pennsylvania limited partnership (“BREPIII,” and together with BREP I, the “Partnerships”); (iii) 38,526 shares held by six different trusts for the benefit of the late Richard N. Berman’s children, of which he is the co-trustee with Sharyn Berman (collectively the “Richard N.

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 6 of 9

Berman Trusts with Co-Trustees”); (iv) 3,914 shares held by The Steven and Ilene Berman Family Foundation dated December 22, 2001, of which he is the co-trustee; and (v) 260,473 shares held by the estate of Richard N. Berman, of which he is the co-executor with Sharyn Berman. The general partner of each of the Partnerships is BREP, Inc., a Pennsylvania corporation. Steven L. Berman is a limited partner of each of the Partnerships and a controlling shareholder of BREP, Inc.

Steven L. Berman shares voting and dispositive power with respect to the shares held by the Partnerships with Sharyn Berman, the co-executor of the estate of Richard N. Berman and his father, Jordan S. Berman, who is the President, a director and a shareholder of BREP, Inc. The business address for the estate of Richard N. Berman and Jordan S. Berman is c/o Dorman Products, Inc., 3400 East Walnut Street, Colmar, Pennsylvania 18915. The late Richard N. Berman was formerly the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Jordan S. Berman is retired. During the last five years, neither the late Richard N. Berman nor Jordan S. Berman has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors. During the last five years, neither the late Richard N. Berman nor Jordan S. Berman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The late Richard N. Berman was, and Jordan S. Berman is, a resident of the Commonwealth of Pennsylvania and a citizen of the United States of America.

(ii) Sharyn Berman has sole voting and dispositive power with respect to 450,343 shares of Common Stock beneficially owned by her, which amount includes: (i) 56,482 shares held directly, (ii) 51,648 shares held by the Richard N. Berman Charitable Remainder Trusts (the “Richard N. Berman CRUTS”); and (iii) 342,213 shares held by the Sharyn Berman Grantor Retained Annuity Trust (the “Sharyn Berman GRAT”). Sharyn Berman is the trustee of each of the Sharyn Berman GRAT and the Richard N. Berman CRUTS, in which capacity she has sole voting and dispositive power over the shares held by such trusts.

Sharyn Berman shares voting and dispositive power with respect to 654,704 shares of Common Stock beneficially owned by her, which amount includes: (i) 354,400 shares held by the Partnerships, an interest in which Partnerships is held by the estate of Richard N. Berman; (ii) 38,526 shares held by the Richard N. Berman Trusts with Co-Trustees, of which she is the co-trustee with Steven L. Berman; (iii) 1,305 shares held by The Richard N. Berman Foundation dated March 14, 2011, of which she is the co-trustee; and (iv) 260,473 shares held by the estate of Richard N. Berman. Sharyn Berman is a co-executor with Steven L. Berman of the estate of Richard N. Berman. For more information on the Partnerships, see the discussion in Item 5(b)(i) above.

(c)	Other than as set forth in Annex A hereto, during the sixty (60) days preceding the date of filing of this Statement, the Reporting Persons did not effect a transaction in the Common Stock of the Issuer.

(d)	Other than as discussed in Item 5(b), no other persons, other than the Reporting Persons, have the right to receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that the Reporting Persons owns beneficially.

(e)	Not Applicable.

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 7 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Pursuant to the Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006 (the “Shareholders’ Agreement”), among Steven L. Berman, the late Richard N. Berman, Jordan S. Berman, Marc H. Berman, Fred B. Berman, Deanna Berman and the additional shareholders named therein (each, a “Shareholder” and together, the “Shareholders”), except as otherwise provided in the Shareholders’ Agreement with respect to Jordan S. Berman and Deanna Berman, each Shareholder has granted each other Shareholder rights of first refusal, exercisable on a pro rata basis or in such other proportions as the exercising Shareholders may agree, to purchase shares of Common Stock of the Issuer which any of such Shareholders or, upon their death, their respective estate, proposes to sell to third parties. The Issuer has agreed with the Shareholders that, upon the death of each respective Shareholder, to the extent that any of their shares are not purchased by any of the surviving Shareholders and may not be sold without registration under the Securities Act of 1933, as amended (the “1933 Act”), the Issuer will use its best efforts to cause those shares to be registered under the 1933 Act. The expenses of any such registration will be borne by the estate of the deceased Shareholder. Deanna Berman is Steven L. Berman’s mother and the spouse of Steven L. Berman’s father, Jordan S. Berman. Marc H. Berman and Fred B. Berman are Steven L. Berman’s brothers. The additional Shareholders party to the Shareholders’ Agreement are trusts affiliated with Steven L. Berman, the late Richard N. Berman, Jordan S. Berman, Marc H. Berman or Fred B. Berman, or each person’s respective spouse or children.

The Shareholders, other than Steven L. Berman and Sharyn Berman and the other Shareholders for which their ownership in Common Stock of the Issuer is attributed to Steven L. Berman or Sharyn Berman as indirect beneficial ownership, may be deemed to beneficially own in the aggregate 2,156,053 shares of Common Stock, which amount represents 12.0% of the Issuer’s Common Stock based upon 18,036,268 shares of Common Stock outstanding as of the close of business on February 24, 2012, as to all of which shares Steven L. Berman and Sharyn Berman disclaim beneficial ownership.

Other than as indicated in this Statement, Steven L. Berman and Sharyn Berman are not party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits:

(1) Joint Filing Agreement, dated February 15, 2011, between Steven L. Berman and Sharyn Berman.

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 8 of 9

(2) Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006, by and among Richard Berman, Steven Berman, Jordan Berman, Mark Berman, Fred Berman, Deanna Berman and the Additional Shareholders named therein. (Incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008, filed with the Securities and Exchange Commission on November 4, 2008)

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 9, 2012	/s/ Steven L. Berman
Steven L. Berman

Date: March 9, 2012	/s/ Sharyn Berman
Sharyn Berman

EXHIBIT INDEX

Exhibit No.	Description

(1)	Joint Filing Agreement, dated February 15, 2011, between Steven L. Berman and Sharyn Berman.

(2)	Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006, by and among Richard Berman, Steven Berman, Jordan Berman, Mark Berman, Fred Berman, Deanna Berman and the Additional Shareholders named therein. (Incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008, filed with the Securities and Exchange Commission on November 4, 2008)

EXHIBIT 1

JOINT FILING AGREEMENT

Steven L. Berman and Sharyn Berman hereby agree to file jointly the statement on Schedule 13D/A to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D under the Securities Exchange Act of 1934, as amended.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13D/A, and any amendments hereto, filed on behalf of each of the parties hereto.

Date: February 15, 2011	/s/ Steven L. Berman
Steven L. Berman

Date: February 15, 2011	/s/ Sharyn Berman
Sharyn Berman

ANNEX A

Recent Transactions by the Reporting Persons in the Common Stock of Dorman Products, Inc.

Entity/Person	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share ($)
The Estate of Richard N. Berman	2/7/2012	Open Market Sale Transaction	4,627	47.21
Steven L. Berman	2/7/2012	Open Market Sale Transaction	3,052	47.20
Steven L. Berman Grantor Retained Annuity Trust	2/7/2012	Open Market Sale Transaction	3,059	47.19
The Estate of Richard N. Berman	2/8/2012	Open Market Sale Transaction	5,400	47.05
Steven L. Berman	2/8/2012	Open Market Sale Transaction	3,500	47.03
Steven L. Berman Grantor Retained Annuity Trust	2/8/2012	Open Market Sale Transaction	3,500	47.04
The Estate of Richard N. Berman	2/9/2012	Open Market Sale Transaction	1,900	47.09
Steven L. Berman	2/9/2012	Open Market Sale Transaction	1,200	47.10
Steven L. Berman Grantor Retained Annuity Trust	2/9/2012	Open Market Sale Transaction	1,200	47.11
The Estate of Richard N. Berman	2/10/2012	Open Market Sale Transaction	300	46.50
Steven L. Berman	2/10/2012	Open Market Sale Transaction	200	46.50
Steven L. Berman Grantor Retained Annuity Trust	2/10/2012	Open Market Sale Transaction	200	46.50
The Estate of Richard N. Berman	2/13/2012	Open Market Sale Transaction	3,100	46.76
Steven L. Berman	2/13/2012	Open Market Sale Transaction	2,000	46.74
Steven L. Berman Grantor Retained Annuity Trust	2/13/2012	Open Market Sale Transaction	2,000	46.75
The Estate of Richard N. Berman	2/14/2012	Open Market Sale Transaction	200	46.57
Steven L. Berman	2/14/2012	Open Market Sale Transaction	100	46.66
Steven L. Berman Grantor Retained Annuity Trust	2/14/2012	Open Market Sale Transaction	100	46.50
The Estate of Richard N. Berman	2/15/2012	Open Market Sale Transaction	500	46.16
Steven L. Berman	2/15/2012	Open Market Sale Transaction	300	46.18

Entity/Person	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share ($)
Steven L. Berman Grantor Retained Annuity Trust	2/15/2012	Open Market Sale Transaction	300	46.17
The Estate of Richard N. Berman	2/16/2012	Open Market Sale Transaction	3,300	45.90
Steven L. Berman	2/16/2012	Open Market Sale Transaction	2,100	45.86
Steven L. Berman Grantor Retained Annuity Trust	2/16/2012	Open Market Sale Transaction	2,100	45.89
The Estate of Richard N. Berman	2/17/2012	Open Market Sale Transaction	2,900	45.66
Steven L. Berman	2/17/2012	Open Market Sale Transaction	1,900	45.65
Steven L. Berman Grantor Retained Annuity Trust	2/17/2012	Open Market Sale Transaction	1,900	45.66
The Estate of Richard N. Berman	2/21/2012	Open Market Sale Transaction	14,100	45.89
Steven L. Berman	2/21/2012	Open Market Sale Transaction	3,800	46.69
Steven L. Berman Grantor Retained Annuity Trust	2/21/2012	Open Market Sale Transaction	3,800	46.78